UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

Howard Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

442496105

(CUSIP Number)

Howard Feinglass

Priam Capital Associates, LLC

745 Fifth Avenue, Suite 1702

New York, NY 10151

(310)-598-5410

with a copy to:

Jay Coogan, Esq.

DLA Piper LLP (US)

One Liberty Place

1650 Market Street, Suite 4900

Philadelphia, PA 19103

(215) 656-2461

  (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 28, 2018**

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This report on Schedule 13D includes holdings which, as a result of an administrative error, were not identified as requiring a filing on Schedule 13D at the time such reports were due. This Schedule 13D includes information that should have been reported as of March 28, 2018 and April 17, 2018, and information through the date of this Schedule 13D. See Item 5 of the disclosure for additional information.

CUSIP No. 442496105

1.	Names of Reporting Person. PRIAM CAPITAL FUND I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:
	8.	Shared Voting Power: 1,991,949
	9.	Sole Dispositive Power:
	10.	Shared Dispositive Power: 1,991,949

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,991,949
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 10.45%(1)
14.	Type of Reporting Person (See Instructions): PN

(1)	As of April 30, 2019. This calculation is based on 19,061,192 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of April 30, 2019, as reported on Howard Bancorp, Inc.’s Quarterly Report on Form 10-Q filed on May 10, 2019. See Item 5 of the disclosure for information regarding holdings as of March 28, 2018 and April 17, 2018.

CUSIP No. 442496105

1.	Names of Reporting Person. PRIAM CAPITAL ASSOCIATES, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:
	8.	Shared Voting Power: 1,991,949
	9.	Sole Dispositive Power:
	10.	Shared Dispositive Power: 1,991,949

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,991,949
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 10.45%(1)
14.	Type of Reporting Person (See Instructions): OO

(1)	As of April 30, 2019. This calculation is based on 19,061,192 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of April 30, 2019, as reported on Howard Bancorp, Inc.’s Quarterly Report on Form 10-Q filed on May 10, 2019. See Item 5 of the disclosure for information regarding holdings as of March 28, 2018 and April 17, 2018.

CUSIP No. 442496105

1.	Names of Reporting Person. HOWARD FEINGLASS
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,108
	8.	Shared Voting Power: 1,991,949
	9.	Sole Dispositive Power: 1,108
	10.	Shared Dispositive Power: 1,991,949

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,993,057
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 10.46%(1)
14.	Type of Reporting Person (See Instructions): IN

(1)	As of April 30, 2019. This calculation is based on 19,061,192 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of April 30, 2019, as reported on Howard Bancorp, Inc.’s Quarterly Report on Form 10-Q filed on May 10, 2019. See Item 5 of the disclosure for information regarding holdings as of March 28, 2018 and April 17, 2018.

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Priam Capital Fund I, LP, a Delaware limited partnership (the “Fund”), Priam Capital Associates, LLC, a Delaware limited liability Company and general partner of the Fund (“Fund GP”); and Howard Feinglass, the managing member of the Fund GP and a director of Howard Bancorp, Inc. (the “Issuer”) (collectively, the "Reporting Persons") on March 12, 2018 (the “Original Schedule 13D”). This Amendment No. 1 amends and supplements the Original Schedule 13D as specifically set forth herein. Any capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the original Schedule 13D. Only those items that are hereby reported are amended; all other items, including previously filed exhibits, remain unchanged and are incorporated by reference herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Only those items that are hereby reported are amended; all other items, including previously filed exhibits, remain unchanged and are incorporated by reference herein. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 19,061,192 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of April 30, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2019.

As of the date of this Amendment No. 1, each of the Reporting Persons may be deemed to have shared power to direct the voting and disposition of the 1,991,949 shares of Common Stock directly beneficially owned by the Fund. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock directly beneficially owned by the Fund, except to the extent of its or his pecuniary interest therein.

As of the date of this Amendment No. 1, Mr. Feinglass also may be deemed to have sole power to direct the voting and disposition of 29,480 shares of Common Stock held by Mr. Feinglass individually. These shares are held in his individual capacity; neither the Fund nor Fund GP have any direct or indirect beneficial ownership of such shares.

(c) This Amendment No. 1 to Schedule 13D is being filed to reflect positions which, as a result of an administrative error, were not identified as requiring a filing on Schedule 13D at the time such reports were due. This Amendment No. 1 reflects information that should have been included in amendments to Schedule 13D for events occurring on March 28, 2018, and April 17, 2018. It also includes information with respect to events subsequent to April 17, 2018 and through the date of this Amendment No. 1.

On March 28, 2018, the Fund distributed an aggregate of 531,960 shares of Common Stock of the Issuer in an in-kind pro rata distribution for no consideration to limited partners of the Fund. None of the Reporting Persons nor any of their affiliates retained any pecuniary interest in such securities.

On March 29, 2018, the Fund distributed 19,948 shares and on April 17 distributed an aggregate of 193,665 shares of Common Stock of the Issuer in an in-kind pro rata distribution for no consideration to limited partners of the Fund. None of the Reporting Persons nor any of their affiliates retained any pecuniary interest in such securities.

Subsequently, between May 15, 2018, and August 3, 2018, the Fund distributed an aggregate of 99,740 shares of Common Stock of the Issuer in in-kind pro rata distributions for no consideration to limited partners of the Fund. None of the Reporting Persons nor any of their affiliates retained any pecuniary interest in such securities.

On August 14, 2018 and February 1, 2019, Howard Feinglass was awarded a 667 shares and 400 shares, respectively, as compensation for service on the Issuer’s board of directors. These shares are held in his individual capacity; neither the Fund nor Fund GP have any direct or indirect beneficial ownership of such shares.

Other than the matters referred to herein, there have been no other transactions in the Common Stock by the Reporting Persons since the filing of the Original Schedule 13D.

(d) The partners of the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of the Fund in accordance with their ownership interests in the Fund. Other than Fund GP, the general partner of the Fund (whose holdings are reflected herein), no such partner has such power with respect to more than five percent of the class of securities to which this Amendment No. 1 relates.

(e) Not Applicable.

 Item 7. Material to be Filed as Exhibits.

Exhibit	Description

1	Joint Filing Agreement, dated as of March 12, 2018, by and among Priam Capital Fund I, LP, Priam Capital Associates, LLC and Howard Feinglass (incorporated by reference to Exhibit 1 to Schedule 13D 6 filed by the Reporting Persons on March 12, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 24, 2019

PRIAM CAPITAL FUND I, LP

By:	/s/ Howard Feinglass
Howard Feinglass, the sole member of
Priam Capital Associates, LLC, the general
partner of Priam Capital Fund I, LP

PRIAM CAPITAL ASSOCIATES, LLC

By:	/s/ Howard Feinglass
Howard Feinglass, its managing member

By:	/s/ Howard Feinglass
Howard Feinglass

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)